Quality is the New Revenue™

September 17, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Streamline Health Solutions, Inc.
Registration Statement on Form S-3
(Registration No. 333-233727)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 p.m. Eastern Time on Thursday, September 19, 2019, or as soon thereafter as is practicable.

Please contact our counsel, David W. Ghegan, Troutman Sanders LLP, at (404) 885-3139, with any questions or to notify the Company of the effectiveness of the Registration Statement.

Very truly yours,

STREAMLINE HEALTH SOLUTIONS, INC.

By:	/s/ Thomas J. Gibson
Name:	Thomas J. Gibson
Title:	SVP, Chief Financial Officer